BioHarvest Sciences Signs $1.2M CDMO Stage 2 Contract for the Development of a Rare Fragrance Using its Proprietary Botanical Synthesis Platform

Source plant is widely regarded as one of the most valuable fragrance raw materials in the world

Stage 2 contract follows successful Stage 1 completion in March 2026

Vancouver, British Columbia and Rehovot, Israel - (May 12, 2026) - BioHarvest Sciences Inc. (NASDAQ: BHST) (FSE: 8MV0) (“BioHarvest” or the “Company”), a leader in Botanical Synthesis technology and sustainable plant-based molecule development, today announced that its CDMO division has signed a $1.2 million-dollar Stage 2 contract as part of a multi-stage development program for a rare scent-producing plant used in the global fragrance industry. This scent is widely regarded as one of the most valuable fragrance raw materials in the world, with premium grades commanding prices exceeding tens of thousands of U.S. dollars per kilogram and demand growing across the Middle East, Asia, and luxury Western perfume markets.

This contract is subject to a non-disclosure agreement which prevents the disclosure of the other party and the targeted plant compounds, and follows completion of Stage 1 in March 2026, where a stable cell bank of a unique cell culture-based composition containing rare molecules was produced. At the end of Stage 2, which will take approximately six to nine months, BioHarvest will have produced enough of the fragrance raw material for the purpose of conducting commercial trials.

Under the terms of the Stage 2 agreement with this customer, BioHarvest retains 20% ownership of the compositions successfully developed and would also earn a second source of revenue as the manufacturing entity, creating a long-term, royalty-driven economic model as the cell bank under development advances toward commercialization.

CEO of BioHarvest Sciences Dr. Zaki Rakib, commented, “A Stage 2 contract means that we have crossed the tallest technological hurdle of this unprecedented research and development journey. It also means we can be ready for production in the second half of 2027, in tandem with an increase in manufacturing capacity due to the planned  commissioning of a new production facility. This milestone also brings BioHarvest closer to entering the growing premium fragrance segment, estimated to represent a $23 billion-dollar market opportunity within the global $58.9 billion scents and fragrances industry1.”

The Major Principal of the partner firm, which is a prominent United Arab Emirates-based investment group, commented, “We have gladly awarded BioHarvest this contract after being highly encouraged by the successful completion of Stage 1. Soon, we will be initiating our commercialization program designed to bring the product to market in the second half of 2027.”

1 Sources:

Grand View Research - Fragrance Market Report (2026-2033)

https://www.grandviewresearch.com/industry-analysis/fragrances-market

Dr. Rakib added, “This contract is expected to serve as a catalyst for engaging additional potential customers in other future fragrance programs using BioHarvest’s Botanical Synthesis platform. We believe that the unique scalable capability of our technology significantly expands the addressable market opportunity for our CDMO division and strengthens our long-term royalty-driven growth strategy.”

About BioHarvest

BioHarvest (NASDAQ: BHST) (FSE: 8MV) is a leader in Botanical Synthesis, leveraging its patented technology platform to grow plant-based compounds, without the need to grow the underlying plant. BioHarvest is leveraging its botanical synthesis technology to develop the next generation of science-based and clinically proven therapeutic solutions within two major business verticals; as a contract development and manufacturing organization (CDMO) on behalf of customers seeking novel plant-based compounds, and as a creator of proprietary nutraceutical health and wellness products, which includes dietary supplements. To learn more, please visit www.bioharvest.com.

Forward-Looking Statements

This news release contains forward-looking statements within the meaning of applicable securities laws. These statements are based on management’s current expectations, beliefs, and assumptions and are subject to risks and uncertainties that could cause actual results to differ materially. For the CDMO Services Business Unit, there is no assurance of additional future contracts, and readers are cautioned that increased revenue is not necessarily an increase in net income or profitability as costs will likely increase as well. There is no assurance that signed research agreements will proceed past a contracted stage, or that a developed molecule or compound will be commercialized or will generate royalties to the Company. Successful commercialization of any compound developed will be subject to consumer preferences, advertising budgets and other factors affecting market acceptance of new products which are uncertain and cannot be assured. Launching new products is subject to risks and uncertainties including the risk that the market will not accept the product or that government approvals required for sale or import of the products will not be obtained. There is never an assurance that any product set will successfully disrupt established product categories. Readers are cautioned not to place undue reliance on forward-looking statements. The Company does not undertake any obligation to update forward-looking statements except as required by applicable law. Additional information is contained in the Company’s SEC filings, available at http://www.sec.gov.

BioHarvest Company Contact:

Dave Ryan, VP Investor Relations

(604) 622-1186

info@bioharvest.com

Investor Relations Contact:

Chuck Padala, Managing Director

LifeSci Advisors

chuck@lifesciadvisors.com